Exhibit (a)(1)


                           Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                       (Including the Associated Rights)
                                       of
                              ReSound Corporation
                                       at
                              $8.00 Net Per Share
                                       by

                           GN Acquisition Corporation
                     an indirect wholly owned subsidiary of
                              GN Great Nordic Ltd.

-------------------------------------------------------------------------------
    THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON FRIDAY, JUNE 11, 1999, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS; COLLECTIVELY, THE "SHARES") OF RESOUND CORPORATION (THE "COMPANY") WHICH, TOGETHER WITH THE SHARES THEN OWNED BY GN ACQUISITION CORPORATION ("PURCHASER") AND GN GREAT NORDIC LTD. ("PARENT") WOULD REPRESENT AT LEAST NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES.

                            -----------------------

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER, THE MERGER AND THE STOCK OPTION AGREEMENT DESCRIBED HEREIN IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER, THE MERGER AND THE STOCK OPTION AGREEMENT AND
RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER
THEIR SHARES PURSUANT TO THE OFFER.

                            -----------------------

     Any shareholder desiring to tender Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it with the certificate(s) representing tendered Shares and all other required documents to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

     Any shareholder who desires to tender Shares and cannot deliver such Shares and all other required documents to the Depositary by the expiration of the Offer or who cannot comply with the procedures for book-entry transfer on a timely basis must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent, brokers, dealers, commercial banks or trust companies.

                            -----------------------

                      The Dealer Manager for the Offer is:

                               GLEACHER & CO. LLC

May 14, 1999

                            -----------------------

                               TABLE OF CONTENTS

                            -----------------------

                                                                           Page
                                                                           ----
  1.  Terms of the Offer; Proration; Expiration Date......................   3
  2.  Acceptance for Payment and Payment..................................   5
  3.  Procedure for Tendering Shares......................................   6
  4.  Withdrawal Rights...................................................   8
  5.  Certain Tax Considerations..........................................   8
  6.  Price Range of Shares; Dividends....................................   9
  7.  Certain Information Concerning the Company..........................   9
  8.  Certain Information Concerning Purchaser and Parent.................  12
  9.  Source and Amount of Funds..........................................  16
 10.  Background of the Offer; Past Contacts, Transactions
        or Negotiations with the Company..................................  16
 11.  Purpose of the Offer................................................  27
 12.  Effect of the Offer on the Market for the Shares;
        Stock Exchange Listing(s); Registration under the
        Exchange Act......................................................  28
 13.  Dividends and Distributions.........................................  29
 14.  Extension of Tender Period; Termination; Amendment..................  30
 15.  Certain Conditions of the Offer.....................................  31
 16.  Certain Legal Matters; Regulatory Approvals.........................  32
 17.  Fees and Expenses...................................................  35
 18.  Miscellaneous.......................................................  35

Schedule I     Directors and Executive Officers of Parent and Purchaser

                                  INTRODUCTION

To the Holders of Common Stock of
     ReSound Corporation:

     GN Acquisition Corporation, a California corporation ("Purchaser") and an indirect wholly owned subsidiary of GN Great Nordic Ltd., a Danish corporation ("Parent" or "Great Nordic"), hereby offers to purchase all outstanding shares of Common Stock (the "Common Stock"), par value $0.01 per share of ReSound Corporation, a California corporation (the "Company" or "ReSound"), and the associated preferred share purchase rights (the "Rights"; and together with the Common Stock, the "Shares") issued pursuant to the Preferred Shares Rights Agreement dated as of July 5, 1994, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agreement"), at $8.00 per Share (such price, or such higher price per Share as may be paid in the Offer, being referred to herein as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Purchaser will pay all charges and expenses of Gleacher & Co. LLC (the "Dealer Manager" or "Gleacher & Co."), American Stock Transfer & Trust Company (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See Section 17.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to Expiration Date (as defined in Section 1 below) a number of Shares which, together with the Shares then owned by Purchaser and Parent, would represent at least ninety percent (90%) of the total number of outstanding Shares (the "Minimum Condition").

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER, THE MERGER AND THE STOCK OPTION AGREEMENT DESCRIBED HEREIN IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS, HAS APPROVED THE OFFER, THE MERGER AND THE STOCK OPTION AGREEMENT AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

BANCBOSTON ROBERTSON STEPHENS INC. ("BANCBOSTON ROBERTSON STEPHENS"), FINANCIAL ADVISOR TO THE COMPANY, HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE COMPANY ITS WRITTEN OPINION TO THE EFFECT THAT, AS OF MAY 5, 1999 AND BASED UPON AND SUBJECT TO THE MATTERS SET FORTH THEREIN, THE $8.00 IN CASH TO BE PAID IN THE OFFER AND THE MERGER WAS FAIR FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF COMMON STOCK. THE FULL TEXT OF THE WRITTEN OPINION OF BANCBOSTON ROBERTSON STEPHENS CONTAINING THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE SCOPE OF THE REVIEW UNDERTAKEN IN RENDERING SUCH OPINION AS WELL AS THE LIMITATIONS OF SUCH OPINION IS INCLUDED WITH THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHICH IS BEING MAILED TO SHAREHOLDERS CONCURRENTLY HEREWITH. SHAREHOLDERS ARE URGED TO READ THE FULL TEXT OF SUCH OPINION IN CONJUNCTION WITH THIS OFFER.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 10, 1999 (the "Merger Agreement") among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, and in accordance with the applicable provisions of the California General Corporation Law (the "CGCL"), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Thereupon, each outstanding Share (other than Dissenting Shares (as hereinafter defined) and Shares owned by Parent or

Purchaser or any of their subsidiaries) will be converted into and represent the right to receive $8.00 in cash or any higher price that may be paid per Share in the Offer, without interest. See Section 11.

     According to the Company, as of May 4, 1999, there were outstanding 20,927,169 Shares. Accordingly, Purchaser believes that the Minimum Condition would be satisfied if approximately 18,835,000 Shares are validly tendered pursuant to the Offer and not withdrawn.

     The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. The Merger Agreement provides that, in the event the Minimum Condition is not satisfied on any Expiration Date of the Offer, Purchaser may, without the consent of the Company (i) extend the Offer; (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (as defined below) (to the extent the Top-Up Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (without giving effect to the exercise of the Top-Up Stock Option) and
(B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then beneficially owned by Parent, will equal 49.99% of the Shares then outstanding (the "Revised Minimum Number"), (y) reduce the Minimum Condition to the Revised Minimum Number and,
(z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares. In the event that all conditions to the Offer other than the Minimum Condition shall have been satisfied and Shares have not been accepted for payment by Purchaser prior to July 15, 1999 (or, if certain regulatory approvals have not been obtained, September 15, 1999), the Merger Agreement requires that, on such date, Purchaser take either the action contemplated by clause (ii) above or the action contemplated by clause (iii) above.

     If all of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer, Purchaser will either (i) extend the Offer from time to time until such conditions are satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond July 31, 1999 or, if certain regulatory approvals have not been obtained, beyond September 30, 1999) or (ii) exercise the rights set forth in the preceding paragraph.

     The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of the Company, if required by the CGCL. Under the CGCL, if Purchaser acquires, pursuant to the Offer, the Stock Option Agreement or otherwise, at least 90% of the Shares then outstanding, it will be able to effect the Merger without a vote of the shareholders. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, subject to the satisfaction or (to the extent permitted under the Merger Agreement) waiver of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer, without a meeting of shareholders of the Company, in accordance with
Section 1110 of the CGCL. Under the CGCL, the Merger consideration paid to the shareholders of the Company may not be cash if Purchaser or Parent owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders of the Company consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If Purchaser does not acquire at least 90% of the Shares then outstanding as of any scheduled Expiration Date of the Offer, pursuant to the Offer, the Stock Option Agreement or otherwise, and Purchaser instead amends the Offer to reduce the number of shares subject to the Offer to the Revised Minimum Number (as described above), then Purchaser would own upon consummation of the Offer 49.99% of the Shares then outstanding, and would thereafter solicit the approval of the Merger and the Merger Agreement by a vote of the shareholders of the Company. Under such circumstances, a significantly longer period of time will be required to effect the Merger. For a description of the conditions set forth in the Merger Agreement and the CGCL as it relates to this transaction, see Sections 10, 11 and 15.

     Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, the Company entered into a Stock Option Agreement dated as of May 10, 1999 (the "Stock Option Agreement") with Parent and Purchaser. Pursuant to the Stock Option Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Stock Option") to purchase that number of Shares (the "Top-Up Option Shares") equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price, subject to the terms and conditions set forth in the Stock Option Agreement, including, without limitation, that the Top-Up Stock Option shall not be exercisable if the number of Shares that would otherwise be issued thereunder would exceed the number of authorized Shares available for issuance. If the Top-Up Stock Option is exercised by Purchaser (resulting in Purchaser owning 90% or more of the Shares then outstanding), Purchaser will be able to effect a short-form Merger under the CGCL, subject to the terms and conditions of the Merger Agreement. For a description of the Stock Option Agreement, see Section 10.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1. Terms of the Offer; Proration; Expiration Date. Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and subject to reduction in the number of Shares subject to the Offer to a number equal to the Revised Minimum Number, Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date (as defined below) and not properly withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, June 11, 1999, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

     The Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Minimum Condition and expiration or termination of the waiting period applicable to Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms or conditions of the Offer. The Merger Agreement provides, however, that no change or waiver may be made that, without the prior written consent of the Company, waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in Section 15, or is otherwise adverse to the holders of the Shares.

     The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, Purchaser will have the right to extend the Offer
(i) from time to time if, at the scheduled or extended Expiration Date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "Commission") or the staff thereof applicable to the Offer or any period required by applicable law. If all of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer, Purchaser will either (i) extend the Offer from time to time until such conditions are satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond July 31, 1999 (or, if certain regulatory approvals have not been obtained, beyond September 30, 1999) or (ii) exercise the rights set forth in the next paragraph.

     In the event the Minimum Condition is not satisfied on any Expiration Date of the Offer, Purchaser may, without the consent of the Company (i) extend the Offer pursuant to the above paragraph; (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (to the extent the Top- Up Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date (without giving effect to the exercise of the Top-Up Stock Option) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then beneficially owned by Parent, will equal the Revised Minimum Number, (y) reduce the Minimum Condition to the Revised Minimum Number and, (z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares. In the event that all conditions to the Offer other than the Minimum Condition shall have been satisfied and Shares have not been accepted for payment by Purchaser prior to July 15, 1999 (or, if certain regulatory approvals have not been obtained, September 15, 1999), the Merger Agreement requires that, on such date, Purchaser take either the action contemplated by clause (ii) above or the action contemplated by clause (iii) above.

     In addition to Purchaser's rights to extend and amend the Offer subject to the provisions of the Merger Agreement, Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, pay for, and may delay the acceptance for payment of, or payment for, any tendered Shares, and (ii) may terminate the Offer to amend the Offer as to any Shares not then paid for, if any of the conditions specified in
Section 15 exists. Purchaser acknowledges that (a) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrences of any of the conditions specified in Section 15 without extending the period of time during which the Offer is open.

     Purchaser is required to give oral or written notice of any extension, delay, termination or amendment of the Offer to the Depositary. Any such extension, delay, termination or amendment will also be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1(d) under the Exchange Act.

     Subject to the terms of the Merger Agreement, if, prior to the Expiration Date, Purchaser should decide to increase or decrease the number of Shares being sought or to increase or decrease the Offer Price (which would require the Company's consent), such increase or decrease in the number of Shares being sought or such increase or decrease in the Offer Price will be applicable to all shareholders whose Shares are accepted for payment pursuant to the Offer. If at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the Offer Price is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day, other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, New York City time.

     Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any extension of the Offer or delay in making such payment. During any extension of the Offer, all Shares previously tendered and not withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering shareholder to withdraw his Shares. See Section 4.

     If proration is required as a result of any reduction in the number of Shares subject to the Offer to a number equal to the Revised Minimum Number, then, because of the difficulty of determining precisely the number of Shares validly tendered and not withdrawn, Purchaser would not expect to announce the final results of proration until approximately seven National Association of Securities Dealers National Market System (the "NASDAQ National Market System") trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Depositary and may also be able to obtain such preliminary information from their brokers. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     The Company has provided Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and subject to reduction in the number of Shares subject to the Offer to a number equal to the Revised Minimum Number, Purchaser will accept for payment, and will pay for, all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as soon as Purchaser is legally permitted to do so under applicable law. The obligation of Purchaser to consummate the Offer and to accept for payment, and to pay for, all Shares validly tendered and not properly withdrawn will be subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions to the Offer set forth in
Section 15. Subject to applicable rules and regulations of the Commission and to the terms and conditions of the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in Section 16 or in order to comply in whole or in part with any other applicable law.

     For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 3)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3. Accordingly, payment may be made to tendering shareholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

     If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering shareholder, as promptly as practicable following the expiration or termination of the Offer.

     3. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary including an Agent's Message (as defined below) if the tendering shareholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (b) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     Book Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) which is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

     Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

          (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NASDAQ National Market System trading days after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended.

     Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain shareholders pursuant to the Offer. In order to avoid such backup withholding, each tendering shareholder must provide the Depositary with such shareholder's correct taxpayer identification number and certify that such shareholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a shareholder is a non-resident alien or foreign entity not subject to back- up withholding, the shareholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

     By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 10, 1999). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such shareholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such shareholder (and, if given or executed, will not be deemed to be effective). Such designees of Purchaser will be empowered to exercise all voting and other rights of such shareholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's shareholders, by written consent or otherwise. Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of shareholders then scheduled or acting by written consent without a meeting).

     The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder's acceptance of the Offer, as well as the tendering shareholder's representation and warranty that (a) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (b) the tender of such Shares complies with Rule 14e-4, and (c) such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

     All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

     4. Withdrawal Rights. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 12, 1999 unless theretofore accepted for payment as provided in this Offer to Purchase. If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

     5. Certain Tax Considerations. Sales of Shares by shareholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

     In general, a shareholder will recognize gain or loss equal to the difference between the tax basis of his or her Shares and the amount of cash received in exchange therefor. Such gain or loss will be capital gain or loss if the Shares are capital assets in the hands of the shareholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares.

     The foregoing discussion may not apply to shareholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

     The federal income tax discussion set forth above is included for general information only and is based upon present law. Due to the individual nature of tax consequences, shareholders are urged to consult their tax advisors as to the specific tax consequences to them of the Offer, including the effects of applicable state, local or other tax laws.

     6. Price Range of Shares; Dividends. The Shares are listed and traded on the NASDAQ National Market System under the symbol RSND. The following table sets forth for the periods indicated the high and low closing sales prices per Share on the NASDAQ National Market System, as reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, as amended (the "Company 10-K") with respect to the years 1997 and 1998, and thereafter as reported in published financial sources:

                                                  High           Low
                                                --------      ---------
1997
   First Quarter ended March 31, 1997.......... $  8 3/8      $ 5 7/8
   Second Quarter ended June 30, 1997..........    7 3/4        3 3/4
   Third Quarter ended September 30, 1997......    6            4 3/8
   Fourth Quarter ended December 31, 1997......    6 15/16      5 1/8
1998
   First Quarter ended March 28, 1998..........    6 5/8        4 3/4
   Second Quarter ended June 27, 1998..........    7            5
   Third Quarter ended September 26, 1998......    6 9/16       4
   Fourth Quarter ended December 31, 1998......    6            3 1/2
1999
   First Quarter ended March 27, 1999..........    4 31/32      2 7/8

     On May 13, 1999, the last full day of trading prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ National Market System was $7 5/8. On May 6, 1999, the last full day of trading prior to the public announcement of the transactions contemplated by the Merger Agreement, the reported closing sales price per Share on the NASDAQ National Market System was $6 3/8.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     7. Certain Information Concerning the Company. The Company is a California corporation with its principal executive offices located at 220 Saginaw Drive, Seaport Centre, Redwood City, California, 94063.

     According to the Company 10-K, the Company is a hearing health care and human communication company that designs, develops, manufactures and sells technologically advanced hearing and communications devices.

     The following selected consolidated financial data relating to the Company and its subsidiaries has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's quarterly report on Form 10-Q for its fiscal quarter ended March 27, 1999 (the "Company 10-Q"). More comprehensive financial information is included in such 10-K and 10-Q and the other documents filed by the Company with the Commission, and the financial data set forth below is qualified in its entirety by reference to such reports and other documents including the financial statements contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                              RESOUND CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA



                                          Three Months Ended                    Year Ended December 31,
                                        -----------------------        --------------------------------------
                                        March 27,     March 28,
                                          1999          1998             1998          1997          1996(3)
                                        ---------     ---------        --------      --------      ----------
                                                         (In thousands, except per Share data)
                                              (unaudited)
Consolidated Statements of Operations
Data
   Net sales..........................  $  34,230     $  31,143        $123,442      $130,463       $125,646
   Cost of sales......................     16,271        14,457          60,370(1)     62,592(2)      57,241
                                        ---------     ---------        --------      --------       --------
      Gross profit....................     17,959        16,686          63,072        67,871         68,405
   Operating expenses:
      Research and development........      3,388         3,975          16,360(1)     16,883(2)      14,898
      Selling, general and
        administrative................     12,158        12,148          58,388(1)     54,189(2)      50,899
      Restructuring and other charges.         --            --          12,138(1)     12,561(2)          --
                                        ---------     ---------        --------      --------       --------
        Total operating expenses......     15,546        16,123          86,886        83,633         65,797
                                        ---------     ---------        --------      --------       --------
   Income (loss) from operations......      2,413           563         (23,814)      (15,762)         2,608
   Interest expense, net..............       (234)         (256)           (958)       (1,222)        (1,819)
   Other income (expense), net........       (412)          848           3,407          (578)          (359)
                                        ---------     ---------        --------      --------       --------
   Income (loss) before income taxes..      1,767         1,155         (21,365)      (17,562)           430
   Provision for income taxes.........        163           181             560           876          1,397
                                        ---------     ---------        --------      --------       --------
   Net income (loss)..................  $   1,604     $     974        $(21,925)     $(18,676)(2)   $   (967)
                                        =========     =========        ========      ========       ========
   Net income (loss) applicable to
      common shareholders.............  $   1,604     $     974        $(21,925)     $(18,676)      $ (1,192
                                        =========     =========        ========      ========       ========
   Basic and diluted net income (loss)
      per common share (4)............  $    0.08     $    0.05        $  (1.07)     $  (0.96)      $  (0.07)
                                        =========     =========        ========      ========       ========
   Shares used in basic net income
      (loss) per common share
      calculation (4).................     20,746        20,259          20,460        19,518         17,591
                                        =========     =========        ========      ========       ========
  Shares used in diluted net income
      (loss) per common share
      calculation (4).................     20,918        20,744         20,460         19,518         17,591
                                        =========     =========        ========      ========       ========



                                                           As of March 27,           As of December 31,
                                                           ---------------         ---------------------
                                                                1999                 1998        1997
                                                           ---------------         ---------   ---------
                                                                                (in thousands)
                                                             (unaudited)
Consolidated Balance Sheet Data
   Working capital.......................................    $   2,352             $  10,334    $  19,883
   Total assets..........................................       74,701                69,762       89,775
   Long-term liabilities, net of current portion.........        5,519                15,831       18,512
   Accumulated deficit...................................      (78,199)              (79,803)     (57,878)
   Shareholders' equity..................................       21,033                20,694       37,019

---------
(1) Includes special charges of $17.6 million as follows: costs of sales - $1.8 million; research and development - $0.5 million; selling, general and administrative - $3.2 million; restructuring and other charges - $12.1 million (of which $8.1 million is the result of a write-down of goodwill).

(2) Includes special charges of $18 million as follows: cost of sales - $3.1 million; research and development - $0.1 million; selling, general and administrative - $2.2 million; restructuring and other charges - $12.6 million (of which $10.3 million is the result of a write-down of goodwill).

(3) Includes the operating results of Sonar Hearing Health Corporation, subsequent to the purchase of certain assets of the hearing health business activity of 3M in June 1996. See Note 2 of Notes to Consolidated Financial Statements in the Company 10-K.

(4) Amounts for all periods have been restated to reflect the requirements of SFAS No. 128. See Note 1 of Notes to Consolidated Financial Statements in the Company 10-K.

     The information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the Commission or otherwise publicly available. Although Purchaser does not have any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, Purchaser does not take any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661). Such material may also be obtained from the Commission's web site at http://www.sec.gov. Copies of such material should be obtainable by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection at the offices of Nasdaq National Market operations, 1735 K Street, N.W., Washington D.C. 20006.

     In the course of the discussions between representatives of Parent and Company (see Section 10) certain projections of future operating performance were furnished to Parent's representatives. These projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, and are included in this Offer to Purchase only because they were provided to Parent. Neither Parent, Purchaser nor the Company, nor either of their financial advisors nor the Dealer Manager assumes any responsibility for the accuracy of these projections. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the businesses of the Company which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that the projections will be realized, and actual results may vary materially from those shown.

     Set forth below is a summary of the projections. The projections should be read together with the financial statements of the Company referred to herein.

                              RESOUND CORPORATION
                        PROJECTED FINANCIAL INFORMATION


                                               Year Ended December 31,
                                             --------------------------
                                              1999      2000      2001
                                             ------    ------    ------
                                         (In millions, except per Share amounts)

Revenue.....................................  141.7     161.5     177.3
Operating Income............................    9.1      17.5      23.3
Net Income..................................    6.8      14.2      19.4
Diluted EPS.................................   0.32      0.63      0.81

     8. Certain Information Concerning Purchaser and Parent. Purchaser is a newly incorporated California corporation and an indirect wholly owned subsidiary of Parent organized to acquire the Company. Purchaser is owned directly by GN US Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Parent. The principal executive offices of Purchaser are located at c/o GN Netcom Inc., 77 Northeastern Boulevard, Nashua, New Hampshire, 03062. Purchaser has not conducted any business other than in connection with the Offer since its organization on May 5, 1999. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer. Because Purchaser is a newly formed corporation and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     Parent is a Danish corporation. It is a diversified enterprise principally engaged in international telecommunications activities. The principal executive offices of Parent are located at Kongens Nytorv 26, DK - 1016 Copenhagen K, Denmark. The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

     Neither Parent nor Purchaser is subject to the informational requirements of the Exchange Act and in accordance therewith does not file periodic reports, proxy statements or other information with the Commission relating to its business, financial condition or other matters. The common shares of the Parent trade on the Copenhagen Stock Exchange and The London Stock Exchange.

     The following selected financial data relating to Parent has been taken or derived from the financial statements contained in the English translation of Parent's Annual Report and Accounts to Shareholders for the year ended December 31, 1998 (the "Annual Report"). More comprehensive financial information (including the notes to the Parent's financial statements) is included in such Annual Report, and the financial data set forth is qualified in its entirety by reference to such Annual Report and other documents including the financial statements and related notes contained in the Annual Report. These documents may be obtained from Parent at the address listed above.

                              GN GREAT NORDIC LTD.

                      SELECTED CONSOLIDATED FINANCIAL DATA


                                                  Year Ended December 31,
                                         ---------------------------------------------
                                           1996        1997        1998       1998(1)
                                         ---------   ---------   ---------   ---------
                                        (In DKK or $ Millions, except per Share amounts)
Income Statement Data:
Net turnover............................ DKK 2,722   DKK 3,543   DKK 4,050    $  604
Gross profit............................     1,279       1,705       1,985       296
Profit before taxation..................       211         261         352        53
Group net profit for the year...........       142         195         260        39
GN Great Nordic's share.................       141         193         255        38
Earnings per share......................      4.81        6.07        6.85      1.02
Dividend per share......................        12%         12%         12%       12%

---------
(1) Dollar amounts have been converted from Danish kroner ("DKK") using an exchange rate of DKK 1.00=USD 0.1492, which was the average exchange rate for the financial year 1998.


                                      Year Ended December 31,
                                   -----------------------------
                                     1997       1998     1998(1)
                                   --------   --------   -------
                                   (In DKK or $ Millions, except
                                        per Share amounts)
Balance Sheet Data:
Working capital.............       DKK  540   DKK  428   $  67
Total assets................          5,073      5,476     857
Long-term debt..............            941        804     126
Shareholder's equity........          1,909      1,945     305
---------
(1) Dollar amounts have been converted from Danish kroner ("DKK") using an exchange rate of DKK 1.00=USD 0.1566, which was the prevailing exchange rate on December 31, 1998.

     The data contained in the selected consolidated income statement data and balance sheet data presented above was prepared in accordance with the Danish Accounting Law of 1981 and the regulations drawn up by the Copenhagen Stock Exchange governing the accounts of listed companies. The consolidated financial statements of Parent are prepared and presented in accordance with Great Nordic accounting practices ("GN AP"). GN AP varies in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Certain significant differences between GN AP and US GAAP are summarized below. It has not been practicable for management to quantify the effects of these differences. In addition, financial disclosures as well as other significant accounting differences may exist which are not described below.

Pro Rata Consolidation

     Under GN AP, projects and companies established as joint ventures are consolidated according to the pro rata method, whereby items in the venture's profit and loss account and balance sheet are included pro rata in the consolidated accounts of Great Nordic.

     Under US GAAP, pro rata consolidation is not allowed. Joint ventures are accounted for according to the equity method, whereby a consolidated group's share of profit from and equity in a joint venture is included in one line in the profit and loss account and balance sheet, respectively. The two methods lead, however, to the same net profit and the same equity for the group.

Acquisitions

     Under GN AP, the difference between the purchase price and the value of net assets of the acquired entity is classified as goodwill and is written off directly against equity reserves. Intangible assets as well as in-process research and development activities are recognized as part of goodwill. A provision for restructuring costs may include costs of restructuring the existing business.

     Under US GAAP, goodwill is calculated as the difference between the purchase price and the fair value of net assets acquired including in-process research and development activities. Goodwill is recognized as an asset, which is amortized over its useful life, not exceeding 40 years. Amortization is recognized as an expense. The value of in-process research and development activities is recognized as an expense immediately after the acquisition. Intangible assets are recognized as separate assets in the balance sheet. A provision for restructuring costs may only include certain specific types of costs relating solely to the acquired business.

Intangible Assets Other Than Goodwill

     Under GN AP, intangible assets acquired in a business combination that is an acquisition are recognized as part of goodwill, as described above. Intangibles that are acquired as separate assets are recognized as an expense. Research and development costs are recognized as expenses, when incurred, including the costs of developing software for sale.

     Under US GAAP, intangible assets acquired as separate assets are recognized as assets, which are amortized over their useful lives, not exceeding 40 years. Amortization is recognized as an expense. Research and development costs are recognized as expenses, when incurred, except for the development of software, which is recognized as an asset and amortized.

Start-up Costs

     Under GN AP certain start-up costs relating to the establishment and development of the Sonofon business are recognized as assets. These costs include:

     - Operating losses in the period where the Sonofon system was only partially operating (until June 30, 1994) have been capitalized. These losses are amortized over 12.5 years, commencing on July 1, 1994.

     - Costs relating to developing, promoting and advertising Sonofon as a full-service telecommunications company will be capitalized over the period 1997 -- 1999. The costs are being amortized from the time they are incurred, with all costs being fully expensed by the end of 2001.

     - Direct costs relating to the acquisition of customers (i.e. subscription subsidies, per customer advertising remuneration to retailers etc.) are amortized over 12 months from the date of subscription.

     Under US GAAP, the costs noted above would all be recognized as expenses when incurred, except for costs relating to development of software for new services.

Treasury Stock

     Under GN AP, treasury stock is recognized as an asset and is valued at its market value on the Copenhagen Stock Exchange.

     Under US GAAP, the cost of treasury stock would be shown as a reduction of shareholders' equity.

Property

     GN AP allows property to be revalued under certain circumstances. Depreciation is calculated on the revalued basis.

     Under US GAAP, property cannot be revalued.

Deferred Tax

     Under GN AP, deferred tax assets (net assets) are not recognized as assets in the balance sheet.

     Under US GAAP, deferred tax assets are recognized as assets if it is likely that the tax assets will be realized.

Investments in Securities

     Under GN AP, investments in listed shares are valued at market value. Investments in unlisted shares are valued at estimated fair value. Unrealized gains on shares are transferred directly to a revaluation reserve under equity.

     Under US GAAP unrealized gains and losses on shares classified as trading securities are included in earnings. Unrealized gains and losses on shares classified as available for sale securities are excluded from the profit and loss account and reported in other comprehensive income in the statement of changes in shareholders' equity.

Depreciation on Telecom Systems

     Telecom systems in eastern European countries are depreciated on a straight line basis. To compensate for uncertainties regarding future revenue and local taxation of revenue from the systems, significant amounts have been accrued as reserves under GN AP.

     Under US GAAP, depreciation of a telecom system in any year should reflect the revenue stream from such system in that year relative to the entire cost and revenue stream over the life of the system.

Derivatives/Hedge Accounting

     Under GN AP, gains or losses on derivatives used for hedging are taken into income when the transaction hedged is itself realized. Exchange rate gains or losses on loans or deposits that hedge the investment in foreign subsidiaries are placed directly in equity reserves, as are exchange rate gains or losses on consolidation. Other derivatives are carried at market value on the balance sheet.

     Certain derivatives now being accounted for as hedges under GN AP may not meet the requirements under US GAAP to be considered as hedging. Derivatives failing to meet with US GAAP's definition of hedging would be valued at market value on the balance sheet and the adjustments charged to the profit and loss account.

Dividends

     Under GN AP dividends for a certain year are recognized as debt and are deducted from the equity in the annual accounts for the same year.

     Under US GAAP dividends are recognized as debt in the year when they are declared.

Capitalization of Borrowing Costs

     Under GN AP, borrowing costs related to long term construction of cable systems are capitalized as cost basis.

     Under US GAAP, borrowing costs are only capitalized when related to the construction of property, plant and equipment to be used by the company.

     9. Source and Amount of Funds. The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $171 million. Purchaser will fund such amount through an indirect capital contribution from Parent. Parent will obtain such funds from general corporate funds.

     10. Background of the Offer; Past Contacts, Transactions or Negotiations with the Company. As part of its strategy, Great Nordic continually maintains a variety of contacts with companies or businesses that are potential candidates for strategic collaborations or strategic combinations. Great Nordic and ReSound have had numerous business contacts for several years. In the fall of 1996, Danavox and ReSound, along with AudioLogic Inc., established AudioLogic Hearings Systems, L.P., a joint venture formed to develop the fully, software based digital signal processing platform that forms the basis for Danavox's and ReSound's new digital hearing devices. In November 1997, Danavox and ReSound entered into a non-disclosure agreement for the exchange of confidential information regarding certain strategic arrangements. This led to discussions between management representatives of each of the parties during the winter/spring of 1998 regarding various possible alternative transactions, including a possible joint venture between ReSound and Danavox or a combination of Danavox with ReSound. In June 1998, the parties agreed not to pursue further discussions.

     In October 1998, Jorn Kildegaard, Executive Vice President of Great Nordic, and Jesper Mailind, President and Chief Executive Officer of GN Danavox, met with Russell D. Hays, the Chief Executive Officer of ReSound, and Laureen DeBuono, the Chief Financial Officer of ReSound, to restart discussions regarding these strategic alternatives.

     During discussions that continued through December 1998, Great Nordic proposed a transaction whereby Great Nordic would contribute Danavox and cash to ReSound in exchange for a controlling interest in ReSound. On December 7, 1998, the ReSound Board met to consider this proposed transaction, but took no action.

     On January 25, 1999, Great Nordic sent a letter to the Board of Directors of ReSound asking it to consider three alternative transactions: an acquisition by Great Nordic of all outstanding shares of ReSound; a contribution of Danavox and cash to ReSound where Great Nordic would receive a 51% ownership interest in ReSound; and a contribution of Danavox to ReSound where Great Nordic would receive minority ownership interest in ReSound but with the option to acquire additional shares for cash to eventually obtain a majority ownership position. No price was specified with respect to the acquisition of ReSound by Great Nordic. The ReSound Board of Directors met to consider the Great Nordic letter, but took no action.

     Following further discussions in February 1999, on February 24, 1999, Great Nordic sent a letter to the Board of Directors of ReSound indicating that Great Nordic was prepared to negotiate an acquisition of all outstanding shares of the Company at a cash price of $6.50 per share. Great Nordic indicated that its willingness to enter into a definitive agreement was conditioned on access to the Company's books and records and execution of an agreement granting Great Nordic exclusivity in any negotiations regarding an acquisition of the Company. The ReSound Board of Directors met to consider the Great Nordic letter, but took no action. In discussions between representatives of each of Gleacher & Co., the financial advisor to Great Nordic, and BancBoston Robertson Stephens, the financial advisor to ReSound, BancBoston Robertson Stephens indicated that a price of $6.50 per share was insufficient and provided further information to Great Nordic regarding ReSound's operating results and projections.

     As a result of this additional information and further discussions, on March 24, 1999, Great Nordic sent a letter to the Board of Directors of ReSound indicating that Great Nordic was prepared to purchase all outstanding shares of ReSound at a price of $7.50 per share in cash in a two-step acquisition after a period of exclusive negotiations with the Board of Directors of ReSound and completion of legal and business due diligence. In response to inquiries from BancBoston Robertson Stephens and Gleacher & Co. regarding post-acquisition strategy, Great Nordic also indicated that its post-acquisition strategy included: having Redwood City become the global headquarters of the combined operations of ReSound and Danavox; maintaining "ReSound" as the leading brand name; and expanding ReSound's factory in Cork, Ireland. The ReSound Board of Directors met to consider the Great Nordic letter and authorized senior management of ReSound and BancBoston Robertson Stephens to seek a higher price from Great Nordic. On April 1, 1999, representatives of Gleacher & Co. and BancBoston Robertson Stephens met in New York City to discuss the Great Nordic proposal. BancBoston Robertson Stephens indicated that a higher price would be necessary in order to obtain an exclusivity agreement and also stated that, in exchange for the exclusivity agreement, ReSound would require Great Nordic to enter into a customary "standstill" arrangement with respect to the Company. After discussions with representatives of Great Nordic, representatives of Gleacher & Co. told representatives of BancBoston Robertson Stephens that Great Nordic was prepared to increase its offer to $7.65 per share in cash. Following this meeting, legal counsel for each of Great Nordic and ReSound negotiated a standstill agreement and an exclusivity agreement, which agreements were signed on April 2 and April 12, respectively.

     On April 14, 1999 representatives of Great Nordic and ReSound met in the offices of Davis Polk & Wardwell in New York City to commence business and legal due diligence and to discuss principal terms of a definitive merger agreement. The parties also discussed the roles of current members of ReSound's senior management following the consummation of a transaction. Following these meetings, counsel for Great Nordic delivered to counsel for ReSound a first draft of a definitive Merger Agreement and a form of letter for several members of senior management of ReSound regarding their change of control agreements. Advisors for ReSound objected to several provisions of the draft Merger Agreement, including the proposed $8.75 million break-up fee, terms of the tender offer, conditions to the tender offer, terms restricting ReSound's ability to accept a superior offer and the ability of the parties to terminate the Merger Agreement. Over several days of discussions, Great Nordic's advisors agreed to reduce the break-up fee to $7 million and eliminate or revise other terms and conditions in the Merger Agreement.

     On April 22, 1999 the Board of Directors of ReSound met to consider the terms and conditions of Great Nordic's offer as negotiated by its advisors and senior management. At this meeting, the Board debated the merits of going forward with the Great Nordic transaction and established a special committee of certain of the independent directors of ReSound, consisting of Messrs. Downey, Kleiner, Perkins and Schlein, to consider Great Nordic's offer and certain other strategic alternatives, including continuing to operate ReSound as an independent company. The Special Committee directed Dr. Rodney Perkins, Chairman of the Board of ReSound, to meet with representatives of Great Nordic to continue discussions regarding Great Nordic's offer and other alternative transactions, including transactions in which Great Nordic would acquire a minority or majority ownership interest in ReSound.

     Dr. Perkins flew to Copenhagen, Denmark and, on April 26 met with J0rgen Lindegaard, the Chief Executive Officer of Great Nordic, and Mr. Kildegaard at the offices of Great Nordic. At this meeting the parties discussed the previous negotiations, the advantages to each of the parties of the proposed business combination and the merits of the alternative transactions described above. Following this meeting, on April 27 Great Nordic sent a letter to Dr. Perkins and the Board of Directors of ReSound stating that it remained committed to proceeding with the proposed purchased of ReSound in a $7.65 per share cash offer to all shareholders. Great Nordic also indicated that it believed that a 100% acquisition of ReSound was superior to an acquisition that left ReSound as a public company and that Great Nordic could not implement all the strategies necessary to combine and improve its hearing aid business if ReSound remained a public company.

     On April 30, 1999, Dr. Perkins sent a letter to Great Nordic stating that the ReSound Board was continuing to discuss the Great Nordic offer and other strategic alternatives, including continuing to operate ReSound as an independent company, and invited Messrs. Lindegaard and Kildegaard to meet with the Board of Directors of ReSound or its special committee. After further correspondence, Great Nordic agreed to meet with representatives of ReSound on May 5 in California. On May 3, the ReSound Board of Directors met to consider the Great Nordic offer and approved the transaction subject to reaching final agreement with Great Nordic on price. The ReSound Board of Directors delegated to Michael P. Downey and Philip Schlein, Directors of ReSound and members of ReSound's special committee, authority to negotiate the final price with Great Nordic. On May 5, Mr. Kildegaard and Poul Erik Tofte, the Chief Financial Officer of Great Nordic, met with Michael P. Downey and Philip Schlein at the offices of the Venture Law Group in Menlo Park, California. Messrs. Downey and Schlein asked Great Nordic to increase its offer price to $8.00. Mr. Kildegaard indicated that he did not have authority to increase Great Nordic's offer to $8.00, but that he and Mr. Lindegaard were prepared to recommend that the Board of Directors of Great Nordic, at its meeting scheduled for May 10, 1999, approve the proposed offer for ReSound at $8.00 per share in cash. Mr. Kildegaard indicated that any approval would be conditioned on completion of legal and business due diligence and review by Great Nordic and its advisors of ReSound's disclosure schedules to the Merger Agreement. From May 5 through May 9, representatives of ReSound and Great Nordic prepared and reviewed the disclosure schedules and completed the pre-signing due diligence process.

     On May 7, 1999 ReSound publicly announced that it was in discussions with a third party regarding a possible business combination at a cash price of $8.00 per share. On May 10, 1999, the Board of Directors of Great Nordic met and approved the Merger Agreement and the acquisition of all outstanding shares of ReSound at a cash price of $8.00 per share. Thereupon, representatives of ReSound and Great Nordic executed the Merger Agreement and the Stock Option Agreement.

The Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on
Schedule 14D-1 filed by Parent and Purchaser pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act with the Commission in connection with the Offer (together with any amendments, supplements, schedules, annexes and exhibits thereto, the "Schedule 14D-1"). Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15. Purchaser has agreed that, without the prior written consent of the Company, no change in the Offer may be made which waives the Minimum Condition, changes the form of consideration to be paid, decreases the price per Share or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those described in Section 15, or is otherwise adverse to the holders of the Shares.

     The Merger Agreement provides that, notwithstanding the foregoing, without the consent of the Company, Purchaser will have the right to extend the Offer
(i) from time to time if, at the scheduled or extended Expiration Date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived, until such conditions are satisfied or waived or (ii) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law. If all of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer, Purchaser will either (i) extend the Offer from time to time until such conditions are satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond July 31, 1999 or, if certain regulatory approvals have not been obtained, beyond September 30, 1999) or (ii) exercise the rights set forth in the next paragraph.

     In the event the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, Purchaser may, without the consent of the Company
(i) extend the Offer pursuant to the above paragraph; (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (to the extent the Top-Up Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date (without giving effect to the exercise of the Top-Up Stock Option) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then beneficially owned by Parent, will equal the Revised Minimum Number, (y) reduce the Minimum Condition to the Revised Minimum Number and, (z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares. In the event that all conditions to the Offer other than the Minimum Condition shall have been satisfied and Shares have not been accepted for payment by Purchaser prior to July 15, 1999 (or, if certain regulatory approvals have not been obtained, September 15, 1999), the Merger Agreement requires that, on such date, Purchaser take either the action contemplated by clause (ii) above or the action contemplated by clause (iii) above. If Purchaser purchases a number of Shares equal to the Revised Minimum Number, then without the prior written consent of Purchaser, at any time prior to the termination of the Merger Agreement, the Company may not take any action whatsoever (including, without limitation, the redemption of any Shares) which would have the effect of increasing the percentage of Shares owned by Purchaser in excess of the Revised Minimum Number.

     Company Action. The Merger Agreement states that the Board of Directors has (i) unanimously determined that the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders, (ii) unanimously approved and adopted the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the CGCL and (iii) unanimously resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. This recommendation of the Board of Directors may be withdrawn, modified or amended only to the extent the Board shall have determined in good faith, on the basis of advice of its outside counsel, that, consistent with its fiduciary duties under applicable law, it must take such action.

     Directors. The Merger Agreement provides that effective upon purchase pursuant to the Offer of a number of Shares that satisfies the Minimum Condition or the Revised Minimum Number, Parent may designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Purchaser bears to the total number of Shares outstanding (provided that if Purchaser has acquired the Revised Minimum Number of Shares in the Offer, such number of directors shall be rounded up to the next whole number plus one to give Parent at least a majority of the members of the Board of Directors), and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. At such time, the Company will also use its best efforts to cause individual directors designated by Parent to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Board other than any committee of the Board established to take action under the Merger Agreement or the Stock Option Agreement, and (y) each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board of Directors of the Company. Notwithstanding the foregoing, the Company has agreed to use its reasonable best efforts to ensure that at least one member of the Board of Directors as of the date of the Merger Agreement who is not an employee of the Company (the "Continuing Director") shall remain a member of the Board of Directors until the Effective Time.

     The Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the shareholders of the Company (if required by the CGCL) and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into the Company, in accordance with the CGCL, whereupon the separate existence of Purchaser shall cease and the Company shall be the surviving corporation (the "Surviving Corporation"). At the election of Parent, the Merger may be structured so that the Company shall be merged with and into Purchaser with the result that Purchaser shall be the Surviving Corporation. The Merger shall become effective at such time as an Agreement of Merger among the Company, Purchaser and Parent (together with the required officers' certificates, the "California Merger Agreement") is filed with the California Secretary of State, or at such later time as is specified in the California Merger Agreement (the "Effective Time"). As a result of the Merger, all of the rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all restrictions, disabilities, liabilities and obligations of the Company and Purchaser shall become the restrictions, disabilities, liabilities and obligations of the Surviving Corporation, all as provided under the CGCL.

     Conversion of Shares. The Merger Agreement provides that at the Effective Time, (i) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in clause (ii) below and except for Shares held by any holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Chapter 13 of the CGCL ("Dissenting Shares"), be converted into the right to receive $8.00 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest (the "Merger Consideration"); (ii) each issued and outstanding Share held by Parent or any of its subsidiaries shall be canceled, and no payment shall be made with respect thereto; and (iii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the Shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

     Stock Options. The Merger Agreement provides that at or immediately prior to the Effective Time, each outstanding stock option issued by the Company to purchase Shares, whether or not vested or exercisable, will be canceled, and the Company will pay each holder of any such option at or promptly after the Effective Time for each such option surrendered an amount in cash determined by multiplying (i) the excess, if any, of $8.00 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time. Immediately prior to the Effective Time, each outstanding employee stock option to purchase Shares that is intended to qualify as an incentive stock option under Section 422 of the Code and that is not then vested and exercisable shall become vested and exercisable, and the holder thereof shall be given the opportunity to exercise such option prior to the cancellation thereof pursuant to the preceding sentence.

     Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of any option plan or arrangement or obtaining optionee consents) that are necessary to give effect to the transactions contemplated by the immediately preceding paragraph.

     Employee Stock Purchase Plan. The Merger Agreement provides that after the date of thereof, no new offering period shall commence under the Company's 1992 Employee Stock Purchase Plan (the "ESPP"). As of the Effective Time, the ESPP shall be terminated. The Company will pay each participant in any current offering period under such Plan in cash at the Effective Time, in cancellation of all rights under such Plan, an amount determined by multiplying (i) the Merger Consideration per Share by (ii) the number of Shares such participant could have purchased under the ESPP based on his or her account balance under such Plan immediately prior to the Effective Time (treating, for such purpose, the option price per Share as equal to 85% of the fair market value of a Share on the offering date with respect to such offering period) (such payment to be net of applicable withholding taxes); provided that with respect to any fractional shares, the foregoing shall not apply and the balance of each account attributable to such fractional shares shall be returned to the participant in cash.

     Prior to the Effective Time, the Company will take all actions (including, if appropriate, amending the terms of the ESPP or obtaining participant consents) that are necessary to give effect to the transactions contemplated by the immediately preceding paragraph.

     Surviving Corporation. The Merger Agreement provides that the articles of incorporation and bylaws of Purchaser at the Effective Time will be the articles of incorporation and bylaws, respectively, of the Surviving

Corporation until amended in accordance with applicable law, except that the name of the Surviving Corporation shall be GN ReSound Corporation. The Merger Agreement also provides that the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation. In addition, from and after the Effective Time, Russell D. Hays will be a director of the Surviving Corporation for so long as he serves as Chief Executive Officer of the Surviving Corporation.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties, including representations by the Company with respect to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, subsidiaries, Commission filings, absence of certain changes, no undisclosed material liabilities, litigation, material contracts, taxes, employee benefits, compliance with laws and court orders, finders' fees, environmental matters and anti- takeover statutes. Certain representations and warranties in the Merger Agreement contain exceptions for matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the party making such representations and warranties. The Merger Agreement provides that "Material Adverse Effect" means, with respect to any person, a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of such person and its subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Material Adverse Effect with respect to any person, any adverse effect attributable to or resulting from the following shall be disregarded: (i) changes in general economic conditions or changes affecting the industry generally in which such person operates, (ii) the direct effect of the public announcement or pendency of the transactions contemplated by the Merger Agreement on current or prospective customers of the person, and
(iii) shareholder class action litigation arising out of the Merger Agreement or the transactions contemplated thereby. Without limiting the generality of the foregoing, for purposes of the Merger Agreement, a claim against the Company or liability of the Company (singly or in the aggregate with other claims or liabilities) for $10,000,000 or more, which claim or liability has a reasonable likelihood of success on the merits or reasonable probability of fruition, will be deemed to be materially adverse to the Company.

     Additionally, the Company has represented that it has taken all action necessary to render the Rights issued pursuant to the terms of the Rights Agreement inapplicable to the Merger Agreement, the Stock Option Agreement, the Offer, the Merger and any other transaction contemplated thereby.

     Interim Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, prior to the Effective Time, neither the Company nor any of its subsidiaries will: (a) adopt or propose any change in the Company's articles of incorporation or bylaws; (b) merge or consolidate with any other person or acquire a material amount of stock or assets of any other person; (c) except for the Viennatone sale (as defined below), sell, lease, license or otherwise dispose of any material subsidiary or material amount of assets, securities or property except
(i) pursuant to existing contracts or commitments and (ii) in the ordinary course consistent with past practice; (d) (i) take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time or (ii) omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time; (e) (i) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee (except that the Company shall be permitted to include, in the proxy statement for its 1999 annual shareholder meeting, a proposal to amend the Company's 1997 Stock Plan to increase the number of Shares authorized for issuance thereunder), (ii) increase in any manner the compensation or fringe benefits of any director, officer or employee (except for (x) increases in accordance with the Company's normal officers and employees focal review previously disclosed to Parent or (y) other normal increases in the ordinary course of business that are consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company), or (iii) pay any benefit not required by any currently existing plan or arrangement (including, without limitation, grant stock options or stock appreciation rights or remove existing restrictions in any benefit plans or agreements); and
(f) agree or commit to do any of the foregoing.

     Other Agreements of Parent, Purchaser and the Company. In the Merger Agreement, the Company has agreed that the Company, its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors shall not directly or indirectly, (i) take any action to solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal (as defined below); (ii) engage in discussions or negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary or afford access to the properties, books or records of the Company or any subsidiary to, any Person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal; or (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company. The Company will notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its advisors) of any Acquisition Proposal, any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any subsidiary or for access to the properties, books or records of the Company or any subsidiary by any person who the Company has reason to believe may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of any material changes in the status and details of any such Acquisition Proposal, indication or request. For purposes of the Merger Agreement, "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following involving the Company or any of its subsidiaries: (w) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, (x) any sale, lease, exchange, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions, (y) any tender offer or exchange offer for 25 percent or more of the outstanding Shares or the filing of a registration statement under the 1933 Act in connection therewith, or (z) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing; provided that an "Acquisition Proposal" shall not be deemed to include the continuing process to sell the Company's Viennatone manufacturing and export business (the "Viennatone Sale").

     Notwithstanding the foregoing, the Company may negotiate or otherwise engage in substantive discussions with, and furnish nonpublic information to, any person who delivers an Acquisition Proposal if (i) the Company has complied with the preceding paragraph, including, without limitation, the requirement that it notify Parent promptly after its receipt of any Acquisition Proposal,
(ii) the Board of Directors of the Company determines in good faith by a majority vote, on the basis of advice from its outside legal counsel, that, consistent with its fiduciary duties under applicable law, it must take such action, (iii) such person executes a confidentiality agreement with terms no less favorable to the Company than those contained in the Non-Disclosure Agreement described below, and (iv) the Company shall have delivered to Parent two business days' prior written notice advising Parent that it intends to take such action.

     Between the date of the Merger Agreement and the Effective Time and subject to applicable law and the Non- Disclosure Agreement described below, the Company will (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of the Company and its subsidiaries; (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request; and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its subsidiaries to cooperate with Parent in its investigation of the Company and its subsidiaries.

     Pursuant to the Merger Agreement, the Company has agreed to cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger, unless the CGCL does not require a vote of shareholders of the Company for consummation of the Merger. The Merger Agreement provides that the Company will (i) promptly prepare and file with the Commission, will use its best efforts to have cleared by the Commission and will thereafter mail to its shareholders as promptly as practicable the proxy or information statement of the Company in connection with the Merger and all other proxy materials for such meeting, (ii) use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby and (iii) otherwise comply with all legal requirements applicable to such meeting. The Company has agreed, subject to the fiduciary duties of its Board of Directors, as advised by outside counsel, to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby by the Company's shareholders.

     For six years after the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the CGCL or any other applicable laws or provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, the Surviving Corporation will provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement.

     The Merger Agreement provides that the Company and Parent will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement.

     Conditions to the Merger. The obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including: (a) if required by the CGCL, the Merger Agreement shall have been approved and adopted by the shareholders of the Company; (b) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (c) no provision of any applicable law or regulation of the United States (or any U.S. state) or the European Union (or any member country of the E.U.) and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (d) Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

     (a) by mutual written agreement of the Company and Parent;

     (b) by either the Company or Parent, if (i) the Offer has not been consummated on or before July 31, 1999; provided that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time. If a request for additional information is received from a governmental entity pursuant to the HSR Act, or applicable non-United States laws regulating competition, antitrust, investment or exchange controls, such date will be extended to the 90th day following acknowledgment by such governmental entity that Parent and the Company have complied with such request, but in no event will such date be extended to a date later than September 30, 1999; or (ii) there shall be any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer or consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Offer or Company or Parent from consummating the Merger and such judgment, injunction, order or decree shall have become final and nonappealable;

     (c) by Parent, if, prior to the acceptance for payment of the Shares under the Offer, (i) any Person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or any of its affiliates, shall have acquired beneficial ownership of more than 25% of the Shares, through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of such Shares; (ii) any person or group shall have entered into a definitive agreement or an agreement in principle with the Company, regarding an Acquisition Proposal; or (iii) (A) the Board of Directors of the Company shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended, or publicly announced its intention to enter into, an agreement or an agreement in principle with respect to an Acquisition Proposal (or shall have resolved to do any of the foregoing), or (B) the Company shall have materially breached certain of its obligations under the Merger Agreement; or

     (d) by the Company, if prior to the purchase of any Shares pursuant to the Offer, and subject to compliance with certain provisions of the Merger Agreement, the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger Agreement or the Merger and shall have recommended a Superior Proposal. For purposes of the Merger Agreement, "Superior Proposal" means any bona fide, unsolicited written Acquisition Proposal for all outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote is materially more favorable and provides materially greater value to all the Company's shareholders than as provided under the Merger Agreement, and such decision is made on the basis of the written advice of a financial advisor of nationally recognized reputation and takes into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to closing.

     Termination Fee. Pursuant to the Merger Agreement, the Company will pay to Parent a fee of $7,000,000, plus the actual, documented and reasonable out-of-pocket expenses of Parent (not to exceed $500,000) incurred in connection with the negotiation of the Merger Agreement and the consummation of the transactions contemplated thereby, including the arrangement and obtaining of the financing for such transactions, if the Merger Agreement is terminated
(x) pursuant to clause (c) or (d) of the preceding paragraph, or (y) pursuant to clause (b)(i) of the preceding paragraph and prior to the time of such termination an Acquisition Proposal shall have been publicly announced and not withdrawn and, within nine months of the date of termination, the Company enters into an agreement or letter of intent concerning a transaction that would constitute an Acquisition Proposal and such transaction is subsequently consummated.

     The fee payable (i) pursuant to clause (x) of the preceding paragraph shall be paid by the Company immediately upon the termination of the Merger Agreement, and (ii) pursuant to clause (y) of the preceding paragraph shall be paid by the Company on the date on which the transaction referred to in such clause shall be consummated.

     The Merger Agreement provides that the Company will promptly pay to Parent, but in no event later than two business days after termination of the Merger Agreement, in immediately available funds an amount equal to Parent's reasonable expenses (not to exceed $500,000) incurred in connection with the Merger Agreement and the transactions contemplated thereby, including the arrangement and obtaining of the financing for such transactions, if (x) the Merger Agreement shall have been terminated pursuant to clause (b)(i) of the first paragraph above, (y) any representation or warranty made by the Company in the Merger Agreement shall not have been true and correct in any material respect as of the date thereof, and (z) the condition in Section 15 relating to representations and warranties shall not have been satisfied.

     Pursuant to the Merger Agreement, Parent will promptly pay the Company in immediately available funds an amount equal to the Company's reasonable expenses (not to exceed $500,000) incurred in connection with the Merger Agreement and the transactions contemplated thereby if the Merger Agreement is terminated by the Company and any representation or warranty made by Parent or Purchaser in the Merger Agreement shall not have been true and correct in any material respect as of the date thereof.

     If any party (a "Responsible Party") fails promptly to pay any amount due as described in the preceding paragraphs, the Responsible Party shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce the Merger Agreement that results in a judgment against the Responsible Party for such amount.

     In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto other than certain provisions of the Merger Agreement relating to public announcements, termination, termination expenses of the parties, governing law and waiver of jury trials; provided that a party will not be relieved from liability for willful (i) failure to fulfill a condition,
(ii) failure to perform a covenant or (iii) any material breach of the Merger Agreement.

     Expenses. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

     Amendments; No Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, reduce the amount or change the kind of consideration to be received in exchange for the Shares.

Stock Option Agreement

     Under the Stock Option Agreement, the Company granted to Purchaser an irrevocable Top-Up Stock Option to purchase that number of Top-Up Option Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Parent and their subsidiaries immediately following consummation of the Offer, will constitute 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a purchase price per Top-Up Option Share equal to the Offer Price. However, the Top-Up Stock Option will not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance.

     Subject to the terms and conditions of the Stock Option Agreement, the Top-Up Stock Option may be exercised by Purchaser, at its election, in whole, but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the Top-Up Termination Date (as defined below). A "Top-Up Exercise Event" will occur for purposes of the Stock Option Agreement upon the Purchaser's acceptance for payment pursuant to the Offer of Shares constituting more than 50% but less than 90% of the Shares then outstanding on a fully diluted basis. Except as provided in the last sentence of this paragraph, the "Top-Up Termination Date" will occur for purposes of the Stock Option Agreement upon the earliest to occur of: (i) the Effective Time;
(ii) the date which is 20 business days after the occurrence of a Top-Up Exercise Event; (iii) the termination of the Merger Agreement; and (iv) the date on which Purchaser waives the Minimum Condition and accepts for payment the Revised Minimum Number of Shares. Nevertheless, even if the Top-Up Termination Date has occurred, Purchaser will be entitled to purchase the Top-Up Option Shares if it has exercised the Top-Up Stock Option in accordance with the terms of the Stock Option Agreement prior to such occurrence.

     The obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Stock Option is subject to the following conditions: (a) any applicable waiting period under the HSR Act relating to the issuance of the Top-Up Option Shares will have expired or been terminated; and (b) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Stock Option or the delivery of the Top-Up Option Shares in respect of any such exercise.

Employment Matters

     Purchaser has agreed that Russell D. Hays, who currently serves as the President and Chief Executive Officer of the Company, will continue in such positions at the Surviving Corporation for a period of seven months after the Effective Time at his base salary in effect at the Effective Time. At the end of such period, Mr. Hays shall receive a retention bonus of $250,000 and payment of all severance and benefits pursuant to his existing change of control agreement (and may, under certain circumstances, enter into a consulting/non-compete agreement with the Surviving Corporation).

     Purchaser has executed a letter agreement with each of Laureen DeBuono, Ed Lopez, Robert Luttrell, Christopher Pascoe and David Thrower regarding his or her existing change of control agreement for the purpose of clarifying that consummation of the Merger shall be deemed to be "good reason" under the change of control agreement, and if such person terminates his or her employment with the Company for any reason after the Effective Time and within 24 months after the completion of the Offer, such person shall be thus entitled to all resulting benefits under the change of control agreement (and may, under certain circumstances, enter into a consulting/non-compete agreement with the Surviving Corporation). Such letter agreement takes effect at the Effective Time.

The Rights Agreement

     On July 5, 1994, the Company adopted the Rights Agreement and distributed a dividend of one right to purchase one one-thousandth of a share of Series A participating preferred stock for each outstanding share of Common Stock of the Company. The Rights become exercisable in certain limited circumstances involving a potential business combination transaction of the Company and are initially exercisable at a price of $50 per share. Following certain other events after the Rights have become exercisable, each Right entitles its holder to purchase for $50 an amount of Common Stock of the Company, or in certain circumstances, securities of the acquirer, having a then current market value of twice the exercise price of the Right. The Rights are redeemable at the Company's option at $0.01 per Right before they become exercisable. Until a Right is exercised, the holder of a Right, as such, has no rights as a shareholder of the Company. The Rights expire on July 5, 2004.

     Pursuant to the Rights Agreement, if a tender offer occurs at a time when Continuing Directors (as defined below) are in office and a majority of the Continuing Directors then in office has determined that the offer is both adequate and otherwise in the best interests of the Company and its shareholders, the Rights contained therein will not be exercisable as a result of such offer. "Continuing Director" means a member of the Board of Directors of the Company who is not an affiliate, associate, representative or nominee of an Acquiring Person (as defined below) who was either (i) a member of the Board of Directors of the Company prior to the date of adoption of the plan or (ii) subsequently became a director for the Company and whose election or nomination for election was approved or recommended by a vote of a majority of the Continuing Directors then members of the Board. An "Acquiring Person" is a person or group of affiliated or associated persons who, without prior approval of the company become the beneficial owners of 30% or more of the outstanding shares of Common Stock of the Company. Because the offer has been approved by the Company, consummation of the Offer by Purchaser will not result in any Rights becoming exercisable.

Non-Disclosure Agreement

     On November 1, 1997, the Company entered into the Non-Disclosure Agreement with GN Danavox, a wholly- owned subsidiary of Parent. Subject to certain exceptions, each party has agreed therein that it will retain any confidential information received from the other party in confidence for a period of two years from the date of receipt of such information (or until such time as the information no longer qualifies as confidential information) and not disclose to any third party confidential information of the other party, except as authorized by such other party, and will use confidential information for no purpose other than determining whether to enter into a business relationship with the other party.

Standstill Agreement

     On April 2, 1999, the Company and Parent entered into the Standstill Agreement pursuant to which Parent agreed that, for a period of two (2) years from the date thereof, neither it nor any of its affiliates, without the prior written consent of the Company or its Board of Directors will acquire, or offer to acquire, Shares or any other interest in the Company or take certain other actions.

Exclusivity Agreement

     On April 12, 1999, the Company and Parent entered into the Exclusivity Agreement whereby the Company, subject to certain exceptions, agreed to negotiate exclusively with Parent with respect to a possible acquisition of the Company until May 3, 1999.

     11. Purpose of the Offer. The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in the Company. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

     The Board of Directors of the Company has unanimously recommended that all holders of Shares tender such Shares pursuant to the Offer. The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, which approval Purchaser believes satisfies the relevant requirements of the CGCL.

     Shareholder Approval. Under the CGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement and the Stock Option Agreement by the Company and the consummation by the Company of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval and adoption of the Merger by the shareholders of the Company in accordance with the CGCL. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the short-form merger provisions under the CGCL described below (in which case no action by the shareholders of the Company will be required to consummate the Merger), the only remaining corporate action of the Company will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Parent will vote all Shares beneficially owned by it in favor of the adoption of the Merger Agreement at the Company shareholder's meeting. In the event that the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other shareholder of the Company.

     Short-Form Merger. Section 1110 of the CGCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the merger of the parent corporation into the subsidiary corporation may be effected by having the board of directors of the parent corporation approve and adopt a resolution or plan of merger and by making the appropriate filings with the California Secretary of State, without any action or vote on the part of the shareholders of the subsidiary corporation. Under the CGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without a vote of the shareholders of the Company. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, subject to the satisfaction or (to the extent permitted under the Merger Agreement) waiver of the conditions set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer without a meeting of shareholders of the Company.

     Under the CGCL, the Merger consideration paid to the Company's shareholders may not be cash if Purchaser or Parent owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of Parent. The purpose of the Offer is to obtain 90% or more of the Shares and thus to enable Parent and Purchaser to acquire all the equity of the Company for consideration consisting solely of cash.

     Dissenters Rights. Holders of Shares do not have dissenters rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time, by complying with the provisions of Chapter 13 of the CGCL, may have certain rights to dissent and to require the Company to purchase their Shares for cash at "fair market value." In general, holders of Shares will be entitled to exercise dissenters rights under the CGCL only if the holders of five percent or more of the outstanding Shares properly file demands for payment or if the Shares held by such holders are subject to any restriction on transfer imposed by the Company or by any law or regulation ("Restricted Shares"). Accordingly, if any holder of Restricted Shares or the holders of five percent or more of the Shares properly file demands for payment, all other holders who fully comply with all other applicable provisions of Chapter 13 of the CGCL will be entitled to require the Company to purchase their Shares for cash at their fair market value if the Merger is consummated. In addition, if immediately prior to the Effective Time, the Shares are not listed on a national securities exchange or on the list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), holders of Shares may exercise dissenters rights as to any or all of their Shares entitled to such rights.

     If the statutory procedures under the CGCL relating to dissenters rights are complied with, such rights could lead to a judicial determination of the fair market value of the Shares. The "fair market value" would be determined as of the day before the first announcement of the terms of the Merger, excluding any appreciation or depreciation as a result of the Merger. The value so determined could be more or less than the Offer Price.

     The foregoing summary of the rights of dissenting shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters rights and is qualified in its entirety by reference to the CGCL. The preservation and exercise of dissenters rights require strict adherence to the applicable provisions of the CGCL.

     In connection with its consideration of the Offer, Purchaser has made a preliminary review, and will continue to review, on the basis of available information, various possible business strategies that it might consider in the event that it acquires control of the Company. Such strategies are expected to include, among other things, the integration of certain assets or lines of business of the Company with those of Parent. If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired, Purchaser intends to conduct a detailed review of the Company and its assets, businesses, operations, properties, policies (including dividend policies), corporate structure, capitalization and the responsibilities and qualifications of the Company's management and personnel and consider what, if any, changes Purchaser deems desirable in light of the circumstances which then exist.

     Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's Board of Directors or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

     12. Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the NASDAQ National Market System. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the NASDAQ National Market System, the market for the Shares could be adversely affected. As of May 4, 1999, there were approximately 20,927,169 Shares outstanding and approximately 463 holders of record of such Shares. According to NASDAQ's published guidelines, the Shares would not meet the criteria for continued inclusion in the NASDAQ's National Market System if, among other things, the number of publicly-held Shares were less than 200,000, the aggregate market value of the publicly-held Shares were less than $2,000,000 or there were less than two market makers for the Shares. If these standards were not met, quotations might continue to be published in the over-the-counter "additional list" or one of the "local lists" unless, as set forth in NASDAQ's published guidelines, the number of publicly-held Shares (excluding Shares held by officers, directors and beneficial owners of more than 10% of the Shares) were less than 100,000, there were fewer than 300 holders in total, or there were not at least one market maker for the Shares. If the Shares are no longer eligible for NASDAQ quotation, quotations might still be available from other sources.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a shareholder's meeting and the related requirement of an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or NASDAQ reporting. Purchaser intends to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

     13. Dividends and Distributions. If on or after May 10, 1999, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on May 10, 1999 of employee stock options and convertible notes outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to Purchaser's rights under Section 15, Purchaser may, in its sole discretion, make such adjustments in the purchase price and other terms of the Offer as it deems appropriate including the number or type of securities to be purchased.

     If, on or after May 10, 1999, the Company should declare or pay any dividend on the Shares or any distribution with respect to the Shares (including the issuance of additional Shares or other securities or rights to purchase of any securities) that is payable or distributable to shareholders of record on a date prior to the transfer to the name of Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser's rights under
Section 15, (i) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced to the extent of any such cash dividend or distribution and (ii) the whole of any such non-cash dividend or distribution to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution or proceeds thereof and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by Purchaser in its sole discretion.

     14. Extension of Tender Period; Termination; Amendment. Purchaser reserves the right, at any time or from time to time, in its sole discretion and regardless of whether or not any of the conditions specified in Section 15 shall have been satisfied, (i) to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension or (ii) to amend the Offer in any respect by making a public announcement of such amendment. Except as required by the Merger Agreement, there can be no assurance that Purchaser will exercise its right to extend or amend the Offer.

     If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer (which would require the Company's consent) and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If Purchaser makes a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow shareholders to consider the amended terms of the Offer. In a published release, the Commission has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. The term "business day" shall mean any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

     If Purchaser extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, on behalf of Purchaser, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in Section 4. The reservation by Purchaser of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

     15. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer as provided in Section 14, if (i) the Minimum Condition has not been satisfied or waived (pursuant to the Merger Agreement) by the Expiration Date, (ii) the applicable waiting period under the HSR Act shall not have expired or been terminated by the Expiration Date or
(iii) at any time on or after May 10, 1999 and prior to the Expiration Date, any of the following conditions exist:

          (a) there shall be instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, before any court or governmental authority or agency, domestic or foreign, which would reasonably be expected to

               (1) prohibit the acquisition by Parent or Purchaser of any Shares under the Offer or pursuant to the Stock Option Agreement, to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stock Option Agreement or to require the Company, Parent or Purchaser to pay any damages that are material in relation to the Company taken as a whole or otherwise is likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company or Parent,

               (2) impose material limitations on the ability of Purchaser, or to render Purchaser unable to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger,

               (3) restrain or prohibit Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, or compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole,

               (4) impose material limitations on the ability of Parent, Purchaser or any of Parent's other subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, Purchaser or any of Parent's other subsidiaries or affiliates on all matters properly presented to the Company's shareholders, or

               (5) require divestiture by Parent, Purchaser or any of Parent's other subsidiaries or affiliates of any Shares; or

          (b) there shall have been any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that would reasonably be expected, directly or indirectly, to result in any of the consequences referred to in clauses (1) through
     (5) of paragraph (a) above; or

          (c) there shall have been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement) on the Company; or

          (d) any person shall have entered into a definitive agreement or an agreement in principle with the Company, regarding an Acquisition Proposal; or

          (e) the Board of Directors of the Company shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger Agreement, the Offer or the Merger, or shall have recommended or publicly announced its intention to enter into, a definitive agreement or an agreement in principle with respect to an Acquisition Proposal (or shall have resolved to do any of the foregoing); or

          (f) the Company shall have breached or failed to perform in all material respects any of its obligations under the Merger Agreement, or any of the representations and warranties of the Company contained in the Merger Agreement shall not be true when made or as of the scheduled expiration of the Offer as if made at and as of such time, except for such inaccuracies which, when taken together (in each case without regard to any qualifications as to materiality or Material Adverse Effect (as defined in the Merger Agreement) contained in the applicable representations and warranties) would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company; or

          (g) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Parent, in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

     Any determination by Purchaser concerning the events described in this Section will be final and binding upon all parties.

     16. Certain Legal Matters; Regulatory Approvals.

     General. Purchaser is not aware of any material pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by the Company with the Commission and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that such approval or other action will be sought. Except as described under "Antitrust", there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See Section 15.

     State Takeover Statutes; Section 1203 of the CGCL. The Company is incorporated under the laws of the State of California. Section 1203 of the CGCL provides that if a tender offer is made to some or all of a corporation's shareholders by an "interested party," an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders. For purposes of Section 1203, the term "interested party" includes, among other things, a person who is a party to the transaction and
(A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. While none of the Company, Parent or Purchaser believes that the Offer constitutes a transaction that falls within the provisions of Section 1203, an independent financial advisor, BancBoston Robertson Stephens, has been retained by the Company to provide a fairness opinion with respect to the Offer.

     Under the CGCL, the Merger consideration paid to the shareholders of the Company may not be cash if Purchaser or Parent owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders of the Company consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof.

     The Merger Agreement provides that, in the event the Minimum Condition is not satisfied on any scheduled Expiration Date of the Offer, Purchaser may, without the consent of the Company (i) extend the Offer; (ii) amend the Offer to waive the Minimum Condition in contemplation of the exercise of the Top-Up Stock Option (to the extent the Top-Up Stock Option is exercisable at such time); or (iii) amend the Offer to provide that, in the event (A) the Minimum Condition is not satisfied at the next scheduled Expiration Date of the Offer (without giving effect to the exercise of the Top-Up Stock Option) and (B) the number of Shares tendered pursuant to the Offer and not withdrawn as of such next scheduled Expiration Date is more than 50% of the then outstanding Shares, Purchaser will (x) reduce the number of Shares subject to the Offer to a number of Shares that, when added to the Shares then beneficially owned by Parent, will equal the Revised Minimum Number, (y) reduce the Minimum Condition to the Revised Minimum Number and, (z) if a number of Shares greater than the Revised Minimum Number is tendered into the Offer and not withdrawn, purchase, on a pro rata basis, the Revised Minimum Number of Shares. In the event that Purchaser acquires the Revised Minimum Number of Shares, it would have the ability to ensure approval of the Merger by the shareholders of the Company with the approval of a de minimus number of remaining outstanding Shares. In the event that all conditions to the Offer other than the Minimum Condition shall have been satisfied and Shares have not been accepted for payment by Purchaser prior to July 15, 1999 (or, if certain regulatory approvals have not been obtained, September 15, 1999), the Merger Agreement requires that, on such date, Purchaser take either the action contemplated by clause (ii) above or the action contemplated by clause (iii) above.

     A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and the Company and has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

     In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of

America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a Federal District Court in Florida held in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     If any government official or third party should seek to apply any state takeover law to the Offer or any merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on or about May 14, 1999. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is expected to expire at 11:59 P.M., New York City time, on or about Saturday, May 29, 1999. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.

     A request is being made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the applicable 15-day HSR Act waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 15. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See
Section 4. Subject to Section 4, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser's acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer must be extended, as necessary, through September 30, 1999 and thereafter may, but need not, be extended.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Purchaser or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions and Section 10 for certain termination rights in connection with antitrust suits.

     Foreign Laws. There is a possibility that filings may have to be made with foreign governmental or regulatory authorities under their pre-merger notification or similar statutes. The filing requirements of various nations are being analyzed by the parties and, where necessary, such filings will be made.

     17. Fees and Expenses. Gleacher & Co. is acting as financial advisor to Purchaser and is acting as Dealer Manager in connection with the Offer. Parent has agreed upon the closing of any acquisition of the Company to pay Gleacher & Co. as compensation for its services as financial advisor and as Dealer Manager in connection with the Offer a fee of $1.8 million. Parent has also agreed to reimburse Gleacher & Co. for certain reasonable out-of-pocket expenses incurred in connection with the Offer (including the reasonable fees and disbursements of outside counsel) and to indemnify Gleacher & Co. against certain liabilities, including certain liabilities under the federal securities laws.

     Purchaser has retained Georgeson & Company Inc. to act as the Information Agent and American Stock Transfer & Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

     Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depository) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

     18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     Purchaser has filed the Schedule 14D-1 with the Commission, furnishing certain additional information with respect to the Offer. The Schedule 14D-1 may be examined and copies may be obtained from the offices of the Commission in the manner set forth in Section 7 of this Offer to Purchase (except that such information will not be available at the regional offices of the Commission).

                                                  GN ACQUISITION CORPORATION
May 14, 1999

                                                                     SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

     1. Directors and Executive Officers of Parent. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o GN Great Nordic, Kongens Nytorv 26, DK-1016 Copenhagen K, Denmark. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and officers listed below are Danish citizens, except for Cato F. Sverdrup who is a Norwegian citizen. Directors are identified by an asterisk next to their names.


                                                           Present Principal Occupation or Employment and
         Name and Business Address                                  Five-Year Employment History
----------------------------------------------      -----------------------------------------------------------

   *Elvar Vinum (Chairman)                          Executive Vice President of Danisco A/S 1989-98.  Member of
    born 1936                                       the Board of Kapital Holding A/S, BG Bank A/S, Investerings-
                                                    foreningen BG Invest, dk-invest management A/S,
    Sankt Jakobs Gade 9, 2 tv.                      Topdanmark A/S, NCC Rasmussen & Schiodt A/S.  Member
    2100 Copenhagen 0                               of the Board of GN Great Nordic Ltd. since 1998.
    Denmark


   *Mogens Hugo Jorgensen (Deputy Chairman)         President and Chief Executive Officer of C.W. Obel A/S since
    born 1943                                       1991.  Member of the Board of A/S Motortramp, A/S Ph0nix
                                                    Contractors, Skandinavisk Holding A/S, Unidanmark A/S.
    Vestergade 2                                    Member of the Board of GN Great Nordic Ltd. since 1994.
    1456 Copenhagen K
    Denmark

   *Finn Junge-Jensen                               Dean of the Copenhagen Business School since 1987.
    born 1944                                       Member of the Board of Forskerbyen Symbion A/S, PLS
                                                    Consult A/S and Munksgaard A/S.  Member of the Board of
    Handelshojskolen                                GN Great Nordic Ltd. since 1990.
    Struensegade 7-9
    2200 Copenhagen N
    Denmark

   *Preben Schou                                    President and Chief Executive Officer of NESA A/S and I/S
    born 1936                                       Sjaellandske Kraftvaerker 1984-1998.  Chairman of the Board
                                                    of ELKRAFT-Consult A/S, I/S Sjaellandske Kraftvaerker,
    Poppel Alle 12 B                                ELKRAFT 1984-1998, Brodrene Hartmann A/S, Siemens A/S.
    2840 Holte                                      Member of the Board of GN Great Nordic Ltd. since 1992.
    Denmark






                                       1



                                                           Present Principal Occupation or Employment and
         Name and Business Address                                  Five-Year Employment History
----------------------------------------------      -----------------------------------------------------------

   *Cato F. Sverdrup                                President of Atlantic Marine Holding Company.  Member of
    born 1935                                       the Board of MAN B&W Diesel A/S, Rasmussen & Schiodt
                                                    Holding A/S 1985-1995.  Member of the Board of GN Great
    Atlantic Marine Holding Company                 Nordic Ltd. since 1989, (Deputy Chairman 1994-1998).
    Main Gate Dunlap Drive
    Mobile, Alabama 36652
    USA

   *Peter Alexander Foss                            President and Chief Executive Officer of Foss A/S.  Member
    born 1956                                       of the Board of Foss Electric A/S.  Deputy Chairman of A/S
                                                    Foss & Co.  Member of the Board of Carl Bro.  Member of the
    Slangerupgade 69                                Board of GN Great Nordic Ltd. since 1999.
    3400 Hillerod
    Denmark

   *Erik Boye Jensen                                Technical Manager for GN Great Northern Telegraph
    born 1940                                       Company since 1992.  Senior Manager for GN Great Northern
                                                    Telegraph Company from 1984 to 1992.  Staff-elected
    GN Great Northern Telegraph Company             Member of the Board of GN Great Nordic Ltd. since 1989.
    Kongens Nytorv 26                               Re-elected in 1994 for further period of office.
    1016 Copenhagen K
    Denmark

   *Lars Jesper Pontoppidan                         Toolmaker for GN Danavox since 1977.  Staff-elected
    born 1949                                       Member of the Board of GN Great Nordic Ltd. since 1994.

    Markaervej 2A
    2630 Taastrup
    Denmark

   *Lars Thomassen                                  Head of Treasury and Investor Relations of GN Great Nordic
    born 1964                                       Ltd. since 1994.  Staff-elected Member of the Board of GN
                                                    Great Nordic Ltd. since 1998.

    Jorgen Lindegaard                               President & CEO of GN Great Nordic Ltd. since 1997.
    born 1948                                       Director of Tele Danmark A/S 1995-1996.  Executive Vice
                                                    President of GN Great Nordic Ltd. 1996-1997.  Member of the
                                                    Board of Kansas Workwear A/S, FinansieringsInstituttet for
                                                    Industri og Handvaerk A/S and Superfos a/s.

    Jorn Kildegaard                                 Executive Vice President of GN Great Nordic Ltd. since 1993.
    born 1955                                       Member of the Board of Glunz & Jensen A/S, Trykko Pack
                                                    A/S and Danish Venture Finance A/S.

     2. Directors and Executive Officers of Purchaser. The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o GN Great Nordic, Kongens Nytorv 26, DK-1016 Copenhagen K, Denmark. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. All directors and officers listed below are American citizens, except for Jorgen Lindegaard and Jorn Kildegaard, who are Danish citizens. Directors are identified by an asterisk next to their names.

                                                           Present Principal Occupation or Employment and
         Name and Business Address                                  Five-Year Employment History
----------------------------------------------       -----------------------------------------------------------

    Jorgen Lindegaard                                Vice President of Purchaser since the company was founded.
    born 1948                                        President & CEO of GN Great Nordic Ltd. since 1997.
                                                     Director of Tele Danmark A/S 1995-1996.  Executive Vice
                                                     President of GN Great Nordic Ltd. 1996-1997.  Member of
                                                     the Board of Kansas Workwear A/S, FinansieringsInstituttet
                                                     for Industri og Handvaerk A/S and Superfos a/s.

   *Jorn Kildegaard                                  Vice President of Purchaser since the company was founded.
    born 1955                                        Executive Vice President of GN Great Nordic Ltd. since
                                                     1993.  Member of the Board of Glunz & Jensen A/S, Trykko
                                                     Pack A/S and Danish Venture Finance A/S.

   *P. Michael Fairweather                           President of Purchaser since the company was founded.
    born 1955                                        President and Chief Executive Officer of GN Netcom Inc.
                                                     since October 1996.  President of Unex Corporation from
    GN Netcom Inc.                                   1992 until October 1996, at which time the company was
    77 Northeastern Boulevard                        acquired by GN Netcom Inc.
    Nashua, New Hampshire 03062

   *Donald K. Stevenson                              Secretary and Chief Financial Officer of Purchaser since the
    born 1960                                        company was founded.  Chief Financial Officer and Board
                                                     Member of GN Nettest (New York) Inc. since 1997.
    GN Nettest Inc.                                  Treasurer and Board Member of GN Investments Inc. Vice
    109 N. Genesee Street                            President of Finance of GN Nettest (Boston), Inc.  Vice
    Utica, New York 13502                            President of Finance of Rome Cable Corp. from 1994-1997.


ADDITIONAL INFORMATION ON THE DESIGNATION OF REPRESENTATIVES TO THE BOARD OF DIRECTORS OF THE COMPANY

     Prior to the consummation of the Merger, Purchaser may designate some of the people listed on Schedule I to the Board of Directors of the Company. The Merger Agreement provides that upon the purchase by Purchaser pursuant to the Offer of Shares that satisfies the Minimum Condition or the Revised Minimum Number, Parent shall be entitled to designate directors on the Company's Board of Directors as described in Section 10 under "Merger Agreement--Directors".

     None of the executive officers or directors of GN Great Nordic Ltd. or any of its subsidiaries, including Purchaser, currently is a director of, or holds any position with, the Company. Except for the transactions contemplated by the Merger Agreement, none of Parent or Purchaser and, to the best knowledge of Purchaser and Parent, none of their directors or executive officers, as the case may be, or any of their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, including Rule 14f-1 of the Exchange Act.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:


                        The Depositary for the Offer is:

                    American Stock Transfer & Trust Company


          By Mail:               By Facsimile               By Hand/
      40 Wall Street             Transmission:         Overnight Delivery:
        46th Floor          (Eligible Institutions       40 Wall Street
 New York, New York 10005            Only)                 46th Floor
(Attention: Reorganization      (718) 234-5001       New York, New York 10005
       Department)                                  (Attention: Reorganization
                                                           Department)

                            Confirm by Telephone:
                                (718) 921-8200

                            For Information Call:
                                (718) 921-8200


     Questions or requests for assistance or additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                            Georgeson & Company Inc.

                               Wall Street Plaza
                            New York, New York 10005
                Bankers and Brokers Call Collect: (212) 440-9800
                   All Others Call Toll-Free: (800) 223-2064

                      The Dealer Manager for the Offer is:

                               GLEACHER & CO. LLC

                               660 Madison Avenue
                            New York, New York 10021
                         (212) 418-4209 (call collect)